Supplement dated October 28, 2014
to the Prospectus dated April 1, 2013 for
Protective Prosaver Platinum
Issued by
Protective Life Insurance Company

This Supplement amends certain information contained in your Prospectus. Please read this Supplement carefully and keep it with your Prospectus for future reference.

The paragraph entitled “Business” under the section entitled “Protective Life Insurance Company” in your Prospectus is replaced with the following:

Business

Protective Life Insurance Company (“Protective”) is a Tennessee corporation and a wholly-owned subsidiary of Protective Life Corporation, a Delaware corporation ("PLC") and an insurance holding company. Protective was founded in 1907, is headquartered in Birmingham, Alabama, and provides financial services through the production, distribution, and administration of insurance and investment products.

On June 3, 2014, PLC entered into an Agreement and Plan of Merger with The Dai-ichi Life Insurance Company, Limited, a kabushiki kaisha organized under the laws of Japan ("Dai-ichi") and DL Investment (Delaware), Inc., a Delaware corporation and wholly-owned subsidiary of Dai-ichi ("DLI"), providing for the merger of DLI with and into PLC (the "Merger"), with PLC surviving the Merger as a wholly-owned subsidiary of Dai-ichi. The Merger has been approved (i) by the Boards of Directors of Dai-ichi and PLC and (ii) by the stockholders of PLC at a special meeting held on October 6, 2014. It is expected to close by the end of 2014 or early 2015, subject to regulatory approvals in Japan and the U.S., and other customary closing conditions. Dai-ichi, founded in 1902 and headquartered in Tokyo, Japan, is one of the top 20 global life insurers and operates throughout Japan, Australia, Vietnam, Indonesia, India and Thailand.